Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco D 215.981.4659 john.falco@troutman.com

June 25, 2021

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Alberto H. Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) Registration Statement on Form N-2 1940 Act File No. 811-06445 1933 Act File No. 333-255265

Dear Mr. Zapata:

This letter responds to the oral comment of the staff of the Commission (the “Staff”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) provided on May 28, 2021. The Registration Statement was filed on April 15, 2021 under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement relates to the registration, under the 1933 Act, of the proposed offering by the Company of additional shares of common stock, par value $0.001 per share on an immediate, delayed or continuous basis in reliance on Rule 415 under the 1933 Act.

We appreciate the opportunity to address the Staff’s comment regarding certain disclosure in the Registration Statement. We have organized this letter by setting forth the Staff’s comments in italics followed by the Fund’s response to the Staff’s comment.

Comment: With respect to the Staff’s previous comment regarding the appropriateness of the Fund’s ticker symbol, the Staff has reviewed the Fund’s response and requests more detailed analysis regarding the Fund’s use of the ticker. In addition, please disclose whether the Fund’s Board of Directors have been apprised of the Staff’s comment and the Fund’s response thereto.

Alberto H. Zapata June 25, 2021 Page 2

Response: The Fund has considered the Staff’s comment and believes that the Fund’s use of the ticker symbol “CUBA” continues to be appropriate for the reasons set forth below.

(i) Limited Purpose -- A trading symbol or “ticker” is provided by an exchange for the limited purpose of identifying the company’s security in authorized quotation and trading systems. It is simply a sequence of letters that identify a company’s securities in order to facilitate trading. A ticker is not intended to be a medium for disclosing information about a security or its issuer. A ticker is not a medium for fulfilling disclosure or information delivery requirements of the Securities Act of 1933, Securities Exchange Act of 1934 or the Investment Company Act of 1940.

(ii) Continuous Use -- The Fund’s ticker symbol CUBA has been used by the Fund since its initial exchange listing in 1994. To date, the Fund is not aware of any investor relying solely on the ticker symbol for information regarding the Fund’s investment objective, policies, strategies, risks, or management. Rather, in over 26 years of use, the Fund believes the Fund’s ticker is widely known to refer to The Herzfeld Caribbean Basin Fund.

(iii) Available Public Information -- The Fund is required to publicly disclose detailed information on the Fund’s investment objective, policies, strategies, risks, and management, among other things, in the Fund’s registration statement on Form N-2 under the 1933 Act. In addition, the Fund is required to issue periodic reports under the 1940 Act that publicly disclose semi-annual and annual shareholder reports with financial statements (Form N-CSR) and publicly disclose the Fund’s complete schedule of portfolio holdings on a quarterly basis (Forms N-CSR and Form N-PORT). Especially relevant to the Staff’s comment, the Fund’s registration statement states prominently and repeatedly that “investment in Cuban securities or any investment in Cuba directly or indirectly is currently prohibited under U.S. law.” In light of the extensive publicly available information required by the disclosure and reporting requirements of the 1933 and 1940 Acts, the Fund does not believe a reasonable investor would be misled by the Fund’s ticker symbol. In short, an investor that relied solely on the Fund’s ticker (or on the ticker of any publicly offered or traded security for that matter) in making their investment decision would not be acting reasonably.

Alberto H. Zapata June 25, 2021 Page 3

Nonetheless, to address the Staff’s comment, the Fund will revise the cover page of the Prospectus to include the following statement:

Notwithstanding our ticker symbol “CUBA,” U.S. law currently prohibits U.S. persons including the Fund from investing in Cuban securities or investing in Cuba directly or indirectly.

As requested by the Staff, Fund management has, prior to submitting this letter, informed the Board of Directors of the Staff’s comments and the Fund’s response thereto.

* * *

Please direct any questions concerning this letter to my attention at 215-981-4659, or in my absence to John M. Ford of this office at 215.981.4009.

Very truly yours,

/s/John P. Falco
John P. Falco

cc: Tom Morgan, CCO